CUSIP No.	06643P104	13G/A	Page 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BankFinancial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06643P104
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons:
Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee
for the the BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN and the
BANKFINANCIAL, NA EMPLOYEE STOCK OWNERSHIP PLAN.

IRS No. 51-0099493

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	2,301,630

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	2,301,630

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,301,630

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.97%

12.	Type of Reporting Person: EP

CUSIP No.	06643P104	13G/A	Page 3 of 5

Item 1.

(a) Name of Issuer:	BankFinancial Corporation

(b) Address of Issuer’s Principal Executive Offices:	15W060 N Frontage Road
Burr Ridge, IL 60527-6928

Item 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee
for the BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN and the BANKFINANCIAL, NA EMPLOYEE STOCK OWNERSHIP PLAN.
1013 Centre Road Ste 300
Wilmington DE 19805-1265

Citizenship:	Delaware

(d) Title if Class of Securities:	Common Stock, par value $0.01 per share

(e) CUSIP Number:	06643P104

Item 3. If this statement is filed pursuant to Rule 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:

(f) ☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
The BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN and the BANKFINANCIAL, NA EMPLOYEE STOCK OWNERSHIP PLAN (“Plans”) are subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Delaware Charter Guarantee & Trust Company dba Principal Trust Company acts as the Trustee of the BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN and the BANKFINANCIAL, NA EMPLOYEE STOCK OWNERSHIP PLAN (“Trusts”). As of December 31, 2016, the BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN and the BANKFINANCIAL, NA EMPLOYEE STOCK OWNERSHIP PLAN held 2,301,630 shares of the Issuer's common stock. The securities reported include all shares held of record by the Trustee. The Trustee follows the directions of the Employer, BankFinancial Corporation (the “Employer”), or other parties designated in the trust agreement between the Employer and the Trustee, with respect to voting and disposition of shares. The Trustee, however, is subject to fiduciary duties under ERISA. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b)
The 2,301,630 shares of common stock represent 11.97% of the Issuer’s outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2016, as provided by the Issuer.

CUSIP No.	06643P104	13G/A	Page 4 of 5

(c)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote:	0
	(ii) Shared power to vote or direct the vote:	2,301,630
	(iii) Sole power to dispose or direct the disposition of:	0
	(iv) Shared power to dispose or direct the disposition of:	2,301,630

Item 5. Ownership of Five Percent or Less of Class:

	Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

	Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

	Not Applicable

Item 8. Identification and Classification of Members of the Group:

	Not Applicable

Item 9. Notice of Dissolution of Group:

	Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	06643P104	13G/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company

/s/ Kristin M. Camp
Kristin M. Camp President January 27, 2017